UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014
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Golar LNG Limited
(Translation of registrant's name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]      Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 4, 2014.

Exhibit 99.1

2014 Annual General Meeting

Further to the press release of July 3, 2014 giving notice that the Golar LNG Limited 2014 Annual General Meeting will be held on September 19, 2014, a copy of the Notice of Annual Meeting of Limited Partners and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.golarlngpartners.com and in the attachments below.

Golar LNG Partners LP
Hamilton, Bermuda
August 4, 2014

GMLP - Notice of 2014 Annual Meeting of Limited Partners: http://hugin.info/147317/R/1846411/643536.pdf
GMLP - 2013 Annual Report on Form 20-F: http://hugin.info/147317/R/1846411/643537.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)
Date: August 4, 2014	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer